

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

H. William Willoughby
President
C.R.I., Inc.
11200 Rockville Pike
Rockville, MD 20852

   Re: **CRI Hotel Income Partners LP**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Form 10-Q for the Fiscal Quarter Ended January 31, 2010
      File No. 033-11096

Dear Mr. Willoughby:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Cicely LaMothe
         Accounting Branch Chief